          LAW OFFICES

REISMAN & ASSOCIATES, P.A.

6975 NW 62nd Terrace

Parkland, Florida 33067

Writer’s email: jbreisman@earthlink.net

Telephone 954-344-0809

Facsimile 928-569-8195

January 24, 2006

Mr. H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

McKenzie Bay International, Ltd. (“McKenzie Bay”)

Registration Statement on Form SB-2

Filed November 14, 2005

File No. 333-129673

Post-Effective Amendment No. 1 to Form SB-2

Filed November 8, 2005

File No. 333-119493

Dear Mr. Owings:

Accompanying this letter and being filed electronically is Amendment No. 1 to Form SB-2, File No. 333-129673.

Reference is made to your letter of December 14, 2005. The following paragraph numbers correspond to the numbered paragraphs in your  letter.

1.

The determination as to whether separate offerings should be regarded as a part of a larger offering i.e. integrated, depends on the particular facts and circumstances.  Because the offerings that you have referred to were not made by McKenzie Bay at or about the same, an essential element in the determination that offerings are to be integrated is absent.1

In determining that the offerings were not made by McKenzie Bay at or about the same time, the following facts must be considered:

•

McKenzie Bay entered into the a Standby Equity Distribution Agreement with Cornell Capital Partners in April 2004.  At that time, McKenzie Bay completed the private placement of the securities which were the subject of the Standby Equity Distribution Agreement.

1 See Release No. 33-4552 (November 6, 1962).

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

January 24, 2006

•

The securities underlying the Standby Equity Distribution Agreement were registered by McKenzie Bay under the Securities Act of 1933 for resale by Cornell Capital Partners.

•

Pursuant to Section 10(a)(3) of the Securities Act of 1933, the prospectus which was a part of the registration statement could not be used subsequent to August 15, 2005.

•

Prior to August 15, 2005, McKenzie Bay notified Cornell Capital Partners (as well as the other “selling stockholders” named as such in the registration statement) that no offers of or resales of the registered securities could be made after August 15, 2005 unless the securities were included in a post-effective-amendment to McKenzie Bay’s registration statement.

•

Although McKenzie Bay did file such a post-effective-amendment, the staff advised me that it would not be declared effective.

•

The Standby Equity Distribution Agreement was terminated by McKenzie Bay and Cornell Capital Partners by mutual consent.  The reason for the termination was the inability of Cornell Capital Partners to publicly offer or sell any of the related securities subsequent to August 15, 2005.

•

On October 11, 2005, McKenzie Bay and Cornell Capital Partners entered into a Securities Purchase Agreement, pursuant to which Cornell Capital Partners privately purchased Secured Convertible Debentures issued by McKenzie Bay having an aggregate principal amount of $5,000,000.

•

The subject registration statement in which the securities underlying the Secured Convertible Debentures and warrants issued to Cornell Capital Partners were included, was filed with the SEC on November 14, 2005.2

2   Although the non-exclusive safe harbor provisions of Rule 155 under the Securities Act of 1933 are not available to McKenzie Bay, compare the 30 calendar day period referred to in subparagraph (b)(4) of such Rule to (a) the 57 day period between August 15, 2005 and October 11, 2005 and (b) the 91 day period between August 15, 2005 and November 14, 2005.

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

January 24, 2006

2.

Because the Secured Convertible Debentures have been issued and sold by McKenzie Bay to Cornell Capital Partners and McKenzie Bay has received all of  the purchase price, Cornell Partners does not have any remaining substantive obligations thereunder.  Accordingly, Mr. Gonzalez is not in a position as escrow agent or otherwise to affect any material obligation that Cornell Capital Partners may have had to McKenzie Bay under the Secured Convertible Debentures.

3.

McKenzie Bay hereby confirms that:

•

The shares of common stock that it seeks to registered in the subject registration statement is a good faith estimate of the maximum number of shares it may issue under the Secured Convertible Debentures;

•

It will not rely on Rule 416 if the conversion price results in its having insufficient shares; and

•

it will file a new registration statement to cover the resale of any additional shares in the event that the number of shares actually issued exceeds the number of shares that it has included in the registration fee table.

4.

The transactions in which the warrants were issued, their material terms and their respective exercise prices are described under the captions “Transactions with Cornell Capital Partners and Spencer Clarke LLC – Standby Equity Distribution Agreement,” “Transactions with Cornell Capital Partners and Spencer Clarke LLC – Securities Purchase Agreement with Cornell Capital Partners” and “The Selling Stockholders.”

The material terms of the promissory note and the conversion price are described under the caption “The Selling Stockholders.”

5.

The amount of the proceeds has been disclosed.

6.

The column headings have been included.

If you any further comments or questions, please do not hesitate to contact me.

Sincerely,

/s/ Jonathan B. Reisman

-------------------------------------------

Jonathan B. Reisman

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